CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

ICICI Bank Ltd. ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

July 20, 2012

VIA EDGAR AND MESSENGER

Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
U.S.A.

Re:	ICICI Bank Limited
Form 20-F for the fiscal year ended March 31, 2011
Filed September 29, 2011
File No. 001-15002

Dear Ms. Ciboroski:

This letter is in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 20-F as referenced above, set forth in your letter dated July 6, 2012 to Ms. Chanda Kochhar. Set forth below are the responses to the comments in your letter.

For ease of reading, we have marked changes to the proposed disclosures from proposed disclosure included in our letter dated June 22, 2012 with underlines and ~~strikethroughs~~ where the changes are responsive to the staff’s questions.  For your convenience, each of the staff’s comments is set forth below and followed by our response.

Form 20-F for Fiscal Year Ended March 31, 2011

Equity Risk, page 65

1.
We note your proposed disclosure in response to prior comment four from our letter dated March 22, 2012. In your response, you disclose that you have changed your assumptions related to your VaR model during February 2012 and your proposed disclosure contains information that relates to both models, depending on the results. Item 305(a)(4)(ii) of Regulation S-K requires the

2012.07.20.1

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

disclosure of the results under both models in the year of adoption when you have changed key assumptions. Additionally, given that both models were not in operation the entire year, it is unclear why your disclosure takes the higher of for purposes of the fiscal 2012 disclosure. Please revise your proposed disclosure to separately disclose the results of each approach.

Additionally, please respond to the following:

•	Expand your disclosure to explain whether you back-tested your new historical simulation model prior to its implementation in February 2012, and if so, for what period; and

•	Tell us whether you are required to get approval from your regulators prior to making any VaR model changes.

Response:

In our response letter dated June 22, 2012, we included proposed revised disclosure for the equity risk section. In the proposed revised disclosure, we stated that “To improve the accuracy of our VaR model, as of February 2012, we adopted the Historical Simulation (HS) method to calculate VaR….” We will expand our disclosure to separately disclose the results of our older model for fiscal 2012, and the results of the HS model for the period from February 10, 2012 through the end of fiscal 2012. We will also explain the testing of our new HS model prior to its implementation. As we explain below, we respectfully submit that we do not believe that we are required to provide a full year of VaR data for fiscal 2012 under the HS model.

Form 20-F, Item 11(a)(4) (which is identical to Item 305(a)(4) of Regulation S-K) requires disclosures for the old and new model where “the effects of any such change is material.”  The Bank uses VaR to manage risk in the equity portfolio of the proprietary trading group – a portfolio with investments amounting to Rs. 1.5 billion or $29.5 million (using an exchange rate of Rs. 50.89 per $1.00) at year-end fiscal 2012. During the period from February 10, 2012 through March 30, 2012 in which the HS model was in use, the range of differences between the high, low, average VaR and VaR at March 30, 2012 of the HS model and the older model was approximately between Rs. 58 million and Rs. 81 million, or $1.1 million and $1.6 million. Because of the relatively small aggregate change in VaR between the models, we believe the effects of changing to the new model are not material. Thus, we believe that Item 11(a)(4)(ii) does not require us to disclose the results of the HS model for all of fiscal 2012.

The Reserve Bank of India (RBI) must approve VaR model changes for banks that follow the internal models approach for market risk capital computation as per the RBI’s guidelines on Capital Adequacy - Implementation of Internal Models Approach for Market Risk. However, the Bank, like most other Indian banks, currently follows the standardized duration approach for market risk capital computation as per RBI’s guidelines on Capital Adequacy and Market Discipline - New Capital Adequacy Framework and accordingly the Bank does not use VaR numbers in calculating its market

2012.07.20.2

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

risk capital requirements. Thus, the Bank is not required to obtain approval from the Reserve Bank of India prior to making any VaR model changes.

We propose to amend the Equity Risk section, as compared to the proposed disclosure submitted in our letter dated June 22, 2012, substantially as set forth below.

“Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2012, we had a total equity investment portfolio of Rs. 29.5 billion, primarily comprising Rs. 10.9 billion of investments by the Bank and Rs. 15.3 billion of investments by our insurance subsidiaries. The equity investments by the Bank include the equity portfolio of our proprietary trading group amounting to Rs. 1.5 billion and other equity investments amounting to Rs. 9.4 billion. These other equity investments are primarily unlisted and long-term in nature. We also invest in private equity and venture capital funds, primarily those managed by our subsidiary ICICI Venture Funds Management Company. These funds invest in equity and equity linked instruments. Our investments through these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are also subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury.”

The risk in the equity portfolio of the proprietary trading group, which manages the equity trading book of the Bank, is controlled through a Value-at-Risk (VaR) approach and stop loss limits, as stipulated in the investment policy. VaR measures the statistical risk of loss from a trading position, given a specified confidence level and a defined time horizon. The VaR is calculated using a 99% confidence level and a holding period of one day.

We compute VaR based on factor sensitivities and volatility multipliers. The following table sets forth the high, low, average and period-end VaR and daily hypothetical profit/loss, computed on the assumption of no intra-day trading, for the equity portfolio of the proprietary trading group of the Bank for fiscal 2012 based on this VaR model:
Rs. in million
	High	Low	Average	As of March 30, 2012
Value-at-Risk ~~(1)~~	291.3	26.6	~~109.5~~ 101.3	~~121.9~~ 49.7
Hypothetical daily profit/(loss)	304.6	(219.5)	(7.9)	33.2

~~(1)  Reflects a combination of VaR calculated using the new Historical Simulation method and the previous model based on factor sensitivities and volatility multipliers, as discussed above.~~

2012.07.20.3

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

We monitor the effectiveness of the VaR model by regularly back-testing its performance. Statistically, we would expect to see losses in excess of VaR only 1% of the time over a one-year period. In fiscal 2012, we experienced hypothetical losses (assuming no intra-day trading) exceeding the VaR estimates on 21 days. The hypothetical losses exceeding the VaR estimates were a result of the assumptions we made in estimating the volatility multipliers.

To improve the accuracy of our VaR measure, we began to additionally monitor VaR using a Historical Simulation model beginning in February 10, 2012. The Bank tested the performance of the Historical Simulation model for the proprietary trading group’s equity portfolio for various dates between September 19, 2011 and February 9, 2012. On all the dates the Historical Simulation model was tested, the VaR calculated using the Historical Simulation model was higher than the VaR computed using the previous model. During this period, hypothetical losses exceeded the VaR computed using the previous model on 15 days but exceeded the VaR calculated using the Historical Simulation model on 3 days.

The Bank decided to start using the Historical Simulation model to measure the VaR for the equity portfolio of the equity trading group because of its superior performance. However, to ensure a gradual transition to the new model, the Bank currently monitors VaR using both VaR models and takes the higher of the two numbers for VaR limit monitoring purposes.

The following table sets forth a comparison of the VaR calculated using the previous model and the new Historical Simulation model for the period between February 10, 2012 and March 30, 2012:

Rs. in million
	High	Low	Average	As of March 30, 2012
VaR (previous model)	77.6	42.5	58.7	49.7
VaR (Historical Simulation model)	158.1	100.1	130.2	121.9

While VaR is an important tool for measuring market risk under normal market conditions, it has inherent limitations that should be taken into account, including its inability to accurately predict future losses when extreme events are affecting the markets, because it is based on the assumption that historical market data is indicative of future market performance. Moreover, different VaR calculation methods use different assumptions and hence may produce different results, and computing VaR at the close of the business day would exclude intra-day risk. There is also a general possibility that the VaR model may not fully capture all the risks present in the portfolio.”

Classification of Loans, page 81

Provision for Loan Losses, page 89

2012.07.20.4

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

2.
We note your proposed disclosure in response to prior comment nine from our letter dated March 22, 2012. Please clarify footnote two to your proposed tabular disclosure. It appears that you may have separately presented write-backs for 2009 but the footnote implies that you have presented amounts related to write-backs net of the provision.

Response:

During fiscal 2009 and fiscal 2010, we sold certain non-performing loans, which resulted in the write-off of a portion of existing provisions and the write-back of the excess provisions. Because we were unable to separate the amount of write-off and write-back of provisions, we grouped the total amount in the “Less: Provision utilized for write-off” row for fiscal 2010, as explained in footnote (2) in our earlier response letter. However, for fiscal 2009, the sum of the reversal and write-back of provisions was inadvertently represented in the subsequent row “Less: Write-back of excess provision”. We will ensure that our disclosure in Form 20-F for fiscal 2012 includes the amount of Rs. 3,019 million in fiscal 2009 in the previous row, “Less: Provision utilized for write-off”, which will be consistent with the treatment in fiscal 2010 as well as footnote (2).

Selected Consolidated Financial and Operating Data, page 103

Operating Results Data, page 104

3.	We note your proposed disclosure in response to prior comment 11 from our letter dated March 22, 2012. Please respond to the following:

•
Tell us why the amounts changed so dramatically from the ratios previously disclosed when it appears based on your disclosure on page 106 of your 2011 Form 20-F that the amounts were previously also based on Indian GAAP.

•
Tell us why you changed the definition describing the calculation of the ratio. In this regard, we are unable to recalculate the amounts based on your Indian GAAP results based on the definition provided. Please revise to more clearly describe how the amounts are determined.

Response:

The cost-to-income and cost-to-average assets ratios disclosed in our fiscal 2011 Form 20-F were based on Indian GAAP but excluded certain amounts that are included in the most directly comparable Indian GAAP measures, as described in the footnotes. To bring our disclosure in conformity with Item 10(e) of Regulation S-K, we decided to present these ratios on an Indian GAAP basis, by adding in the amounts that had been previously excluded. We concluded that complying with Item 10(e) of Regulation S-K by, among other things, presenting a reconciliation table, would confuse investors and

2012.07.20.5

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

that it would be clearer and less confusing to present the two ratios on an Indian GAAP basis.

Most of the change in the two ratios is explained by the addition of “expenses pertaining to insurance business” to the measure of “cost.” Under Indian GAAP, we include financial data from our insurance subsidiaries in our consolidated financial statements. Accordingly “expenses pertaining to insurance business” are consolidated and presented as “non-interest expenses,” in line with Indian GAAP requirements for presentation of financial statements. The ratios disclosed on page 106 of our fiscal 2011 Form 20-F were calculated after excluding these expenses, which primarily include customer acquisition costs, which are recorded upfront in insurance companies’ profit and loss accounts under Indian GAAP, and reserves for actuarial liabilities. Reserves for actuarial liabilities primarily include the portion of the premium on our life insurance businesses’ unit-linked policies that can be invested.

The “cost-to-income” ratio, as defined in footnote 9 on page 106 of our fiscal 2011 Form 20-F, “represents the ratio of non-interest expense (excluding lease depreciation and expenses pertaining to insurance business) to the sum of net interest income and non-interest income (net of lease depreciation)”. Accordingly, “cost” excluded “lease depreciation” and “expenses pertaining to insurance business,” which are separately disclosed on page 104 of our fiscal 2011 Form 20-F. Similarly, “income” was net of lease depreciation. In the revised “cost-to-income” ratio in our proposed disclosure, we have added “lease depreciation” and “expenses pertaining to insurance business” to cost and “lease depreciation” to income.

A reconciliation of the revised “cost-to-income” ratio, as presented in our response letter dated June 22, 2012, with the ratio presented in our fiscal 2011 Form 20-F is provided below:

2012.07.20.6

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION
Rs. in million
	2007		2008		2009		2010		2011

Net-interest income as disclosed on page 104 of 20-F for fiscal 2011	Rs.	63,268	Rs.	83,280	Rs.	97,634	Rs.	94,245	Rs.	107,388
Non-interest income as disclosed on page 104 of 20-F for fiscal 2011	Rs.	173,612	Rs.	259,581	Rs.	279,024	Rs.	294,461	Rs.	315,133
Total income (1)	Rs.	236,881	Rs.	342,861	Rs.	376,658	Rs.	388,706	Rs.	422,521
Less: Lease depreciation	Rs.	(1,883)	Rs.	(1,821)	Rs.	(2,101)	Rs.	(1,417)	Rs.	(789)
Adjusted total income (2)	Rs.	234,998	Rs.	341,040	Rs.	374,557	Rs.	387,289	Rs.	421,732
Non-interest expenses as disclosed on page-104 of 20-F for fiscal 2011: (3)	Rs.	180,132	Rs.	270,434	Rs.	281,858	Rs.	277,333	Rs.	313,024
Less: expenses not considered
Lease depreciation	Rs.	(1,883)	Rs.	(1,821)	Rs.	(2,101)	Rs.	(1,417)	Rs.	(789)
Insurance expense items	Rs.	(83,358)	Rs.	(142,793)	Rs.	(165,499)	Rs.	(179,160)	Rs.	(209,029)
Adjusted non-interest expenses (4)	Rs.	94,891	Rs.	125,820	Rs.	114,258	Rs.	96,756	Rs.	103,206
Cost-to-income ratio as previously disclosed on page 106 of 20-F for fiscal 2011 [(4)/(2)]		40.38%		36.89%		30.50%		24.98%		24.47%
Revised cost-to-income ratio as disclosed in our response letter dated June 22, 2012 [(3)/(1)]		76.04%		78.88%		74.83%		71.35%		74.08%

The “cost-to-average assets” ratio, as defined in footnote 10 on page 106 of our fiscal 2011 Form 20-F, “represents the ratio of non-interest expense (excluding lease depreciation and expenses pertaining to insurance business) to average total assets.” Accordingly, “cost” excluded “lease depreciation” and “expenses pertaining to insurance business,” which are separately disclosed on page 104 of our fiscal 2011 Form 20-F. In the revised “cost-to-average assets” ratio in our proposed disclosure, we have added

2012.07.20.7

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

“lease depreciation” and “expenses pertaining to insurance business” to “cost,” in order to calculate the ratio in accordance with Indian GAAP.

A reconciliation of the revised “cost-to-average assets” ratio, as presented in our response letter dated June 22, 2012, with the ratio presented in our fiscal 2011 Form 20-F is provided below:
Rs. in million
		2007		2008		2009		2010		2011

Non-interest expenses as disclosed on page-104 of 20-F for fiscal 2011: (1)	Rs.	180,132	Rs.	270,434	Rs.	281,858	Rs.	277,333	Rs.	313,024
Less: expenses not considered
Lease depreciation	Rs.	(1,883)	Rs.	(1,821)	Rs.	(2,101)	Rs.	(1,417)	Rs.	(789)
Insurance expense items	Rs.	(83,358)	Rs.	(142,793)	Rs.	(165,499)	Rs.	(179,160)	Rs.	(209,029)
Adjusted non-interest expenses (2)	Rs.	94,891	Rs.	125,820	Rs.	114,258	Rs.	96,756	Rs.	103,206
Average total assets as disclosed on page 106 of 20-F for fiscal 2011 (3)	Rs.	3,250,679	Rs.	4,361,169	Rs.	4,898,664	Rs.	4,930,720	Rs.	5,155,292
Cost-to-average assets ratio as previously disclosed on page 106 of 20-F for fiscal 2011 [(2)/(3)]		2.92%		2.89%		2.33%		1.96%		2.00%
Revised cost-to-average assets ratio as disclosed in our response letter dated June 22, 2012 [(1)/(3)]		5.54%		6.20%		5.75%		5.62%		6.07%

Consolidated Financial Statements, page F-1

20. Differences between Indian GAAP and US GAAP, page F-87

2. Stockholders’ equity reconciliation, page F-88

4.
We note your proposed disclosure in response to prior comment 24 from our letter dated March 22, 2012. Please revise future filings to disclose the predefined periods of delinquency after which you record charge-offs. For those loans that do not have predefined periods of delinquency and therefore management’s judgment is required when determining a charge-off is necessary,

2012.07.20.8

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

please disclose the type of borrower specific information considered when making that conclusion.

Response:

We will expand the proposed disclosure substantially as set forth below.

 “Under Indian GAAP, the Reserve Bank of India guidelines do not specify the conditions under which the assets may be written-off. We have internal policies for charge off of non-performing loans against loan loss allowances. Loans, including mortgage loans, are generally charged off against allowances when, based on a borrower-specific evaluation of the possibility of further recovery, the Bank concludes that the balance cannot be collected. The Bank evaluates whether a balance can be collected based on the realizable value of collateral, the results of the Bank’s past recovery efforts, the possibility of recovery through legal recourse and the possibility of recovery through settlement. Small-balance homogenous loans other than mortgage loans are charged off against allowances after predefined periods of delinquency, ranging from about 1 year through 5 years depending on the loan product. The same criteria are used for charge off of impaired loans under U.S. GAAP.”

[**redacted**]

a) Allowance for Loan Losses, page F-89

5.	We note your response to prior comment three in our letter dated June 1, 2012. Please address the following:

•	Please tell us the amount of the provision related to these loans.

•
Please provide additional information regarding how you determined that the additional provision related to the loans acquired from Bank of Rajasthan was not material. In this regard, we note your disclosure attributes the Rs.10,016.3 million change in the loan loss provision US GAAP adjustments primarily to the loans from bank of Rajasthan and that your net income before taxes disclosed on page F-123 totaled Rs.75,949.6 million.

•
Tell us and disclose in future filings if you have finished your rating process on these loans. Discuss the reasons why they were still unrated at March 31, 2011 when you completed your purchase in August 2010.

•
Tell us whether you actually needed provisions subsequently during the 2012 fiscal year.  In this regard, please clarify whether the actual credit losses experienced on these loans has been consistent with the loss severity assumptions used to determine the loan loss allowance related to these loans at March 31, 2011.

•	Please tell us how you reconciled the discrepancy between the incurred losses indicated by their internal model for unrated loans and those determined

2012.07.20.9

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

according to a fair value model that should have estimated credit losses over the life of the loan at the acquisition date.

Response:

We disclosed on page F-87 of our fiscal 2011 Form 20-F that the total amount of the reconciling item pertaining to allowance for loan losses in fiscal 2011 was Rs. 10,454.5 million. The table on page F-91 presents a breakdown of this amount into factors driving this reconciling item. The table shows that the amount of “differences due to provisions on performing assets” was Rs. 2,923.2 million in fiscal 2011. On page F-92, we explained that the “provision on performing loans was higher under U.S. GAAP in fiscal 2011, primarily because of loans acquired from erstwhile Bank of Rajasthan, which were not assigned ratings based on internal framework of the Bank at March 31, 2011”. Of the Rs. 2,923.2 million, Rs. 2,245.2 million constitutes the provision on performing loans acquired from erstwhile Bank of Rajasthan. This amount is less than 3% of profit before tax of Rs. 75,949.6 million in fiscal 2011.

Please note that the amount of Rs. 10,016.3 million in your letter, which seems to have been derived from the table on page F-91 as the difference between Rs. 12,220.5 million pertaining to fiscal 2011, and Rs. 2,204.2 million pertaining to fiscal 2010, relates to “differences due to provisions on loans classified as other impaired under US GAAP”. As such, that amount does not relate to the discussion on provision on performing loans acquired from erstwhile Bank of Rajasthan.

The acquired loan portfolio of erstwhile Bank of Rajasthan consisted of loans to corporate customers, small and medium enterprises and retail customers and represented approximately 2.5% of our loan portfolio at March 31, 2011 (see acquired balance of Rs. 65.3 billion disclosed on page 35 of fiscal 2011 Form 20-F and consolidated balance of advances of Rs. 2,560.2 billion at March 31, 2011 as disclosed on page F-4).  The rating methodology of erstwhile Bank of Rajasthan was different from the Bank’s rating methodology. The Bank has a credit risk framework which includes a periodic review of internal ratings on the loan portfolios, as detailed on pages 56 through 61 of our fiscal 2011 Form 20-F. While, the merger of Bank of Rajasthan was approved by the Reserve Bank of India in August 2010, the mapping of the loans acquired from erstwhile Bank of Rajasthan with the Bank's credit risk framework and rating scales was not carried out by March 31, 2011.

During fiscal 2012, the loans acquired from erstwhile Bank of Rajasthan were gradually integrated with the Bank’s loan portfolios. We have finished the rating process for the majority of the loan portfolio in value, as acquired from erstwhile Bank of Rajasthan and outstanding at March 31, 2012. Acquired loans remaining unrated at March 31, 2012 are primarily a large number of small value commercial and agricultural loans. These acquired loans remaining unrated amounted to approximately 12% in value of the loans originally acquired from erstwhile Bank of Rajasthan and 0.25% of our gross outstanding

2012.07.20.10

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

loans at March 31, 2012. We will expand our disclosure in fiscal 2012 Form 20-F to include a paragraph substantially as follows:

“Provision on performing loans was higher under U.S. GAAP in fiscal 2011, primarily due to loans acquired from erstwhile Bank of Rajasthan, which were not assigned ratings based on internal framework of the Bank at March 31, 2011. The Bank makes higher provisions under U.S. GAAP on its unrated loans. During fiscal 2012, we have completed the rating process for a substantial part of the loan portfolio in value, as acquired from erstwhile Bank of Rajasthan and outstanding at March 31, 2012.”

As described above, the loans acquired from erstwhile Bank of Rajasthan, were integrated with the portfolio of ICICI Bank during fiscal 2012. Based on the computations for total loans outstanding at March 31, 2012, we estimate that the actual loss experience during fiscal 2012 on the loans acquired from erstwhile Bank of Rajasthan was lower than the loss severity assumptions at year end fiscal 2011, primarily because at fiscal 2011, the provisions had been made considering these loans as unrated loans in the absence of integration with the Bank’s internal rating scales. As mentioned in our previous response to the Staff, the Bank makes higher collective provisions under U.S. GAAP on its unrated loans than on its rated loans.

Although we acknowledge that the conceptual difference between the estimation of credit losses in the determination of fair value of an acquired loan portfolio and the subsequent accounting for credit losses in that same portfolio under ASC 450 can present potentially significant implementation challenges, given the small relative size of the erstwhile Bank of Rajasthan loan portfolio acquired (approximately 2.5% of the March 31, 2011 consolidated ICICI Bank loan portfolio), we have not performed a formal “reconciliation” of these two different treatments and believe performing further analysis on this point may not be productive.

We respectfully submit to the Staff that on an overall basis, the provision for performing loans created at March 31, 2011 on the loans acquired from erstwhile Bank of Rajasthan was less than 3% of our profit before tax for fiscal 2011, and we believe the impact of this provision is not material for our US GAAP results.

2012.07.20.11

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

*           *           *

ICICI Bank Limited hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address each of the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (91) 22- 2653-6157 (rakesh.jha@icicibank.com) or Margaret E. Tahyar at (212) 450-4379 (margaret.tahyar@davispolk.com).

Sincerely yours,

/s/ Rakesh Jha
Rakesh Jha Deputy Chief Financial Officer

cc:	Akeel Master, KPMG Margaret E. Tahyar, Esq., Davis Polk & Wardwell

2012.07.20.12